SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

iGo Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

449592104

(CUSIP Number)

Daniel A. Sonenshine
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 7, 2002

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

CUSIP No. 449592104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON XMicro Holding Company f.k.a. Xtend Micro Products, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 449592104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark N. Rapparport

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,581,199

	8	SHARED VOTING POWER None

	9	SOLE DISPOSITIVE POWER 3,581,199

	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,199

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the “Issuer Common Stock”), of iGo Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9393 Gateway Drive, Reno, Nevada 89511.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  XMicro Holding Company f.k.a. Xtend Micro Products, Inc. (the “Reporting Entity”) and Mark N. Rapparport (the “Reporting Person”).

     (b)  The Reporting Entity’s state of incorporation is California. The Reporting Person’s business address is 180 Newport Center Drive, Suite 160, Newport Beach, California 92660.

     (c)  Prior to the sale of certain of its assets to the Issuer, the Reporting Entity’s principal business was the selling and distributing of batteries, battery chargers, AC and DC power adapters, port replicators and docking stations for notebook computers. Subsequent to the sale of certain of its assets to Issuer, the Reporting Entity’s principal business is the collection of its account receivable and the holding of Issuer’s common stock. The address of the Reporting Entity’s principal business and principal office is 180 Newport Center Drive, Suite 160, Newport Beach, California 92660. The Reporting Person’s principal occupation is President of the Reporting Entity and is the owner of 98% of the Reporting Entity’s issued and outstanding shares.

     (d)  During the last five years, neither the Reporting Entity nor the Reporting Person have been convicted in a criminal proceeding nor been a party to a civil proceeding as a result of which it or he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (e)  The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Asset Purchase Agreement, dated as of August 29, 2000 (the “Asset Purchase Agreement”), among Issuer, XMP Acquisition Corp., the Reporting Entity, the Reporting Person and Thomas Taylor, the Reporting Entity acquired 4,082,863 shares of Issuer Common Stock in exchange for the sale of certain of the Reporting Entity’s assets. 1,989,807 of these shares were issued to the Reporting Entity on March 20, 2002 as settlement of certain of the Issuer’s earn-out obligations under the Asset Purchase Agreement.

Page 4 of 8 Pages

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Entity acquired the shares of Issuer Common Stock reported herein solely for investment purposes.

     (a)  On May 7, 2002, the Reporting Entity transferred 203,500 shares of Issuer Common Stock in satisfaction of certain of its obligations. On May 7, 2002, the Reporting Entity distributed the remaining shares of Issuer Common Stock to its shareholders, Thomas Taylor and the Reporting Person. On May 7, 2002, the Reporting Person made gifts of 30,000 shares of Issuer Common Stock to certain individuals. From April 24 through May 9, 2002, the Reporting Person sold 200,000 shares of Issuer Common Stock. As a result of these distributions and other dispositions, the Reporting Entity now beneficially owns no shares of Issuer Common Stock and the Reporting Person beneficially owns an aggregate of 3,581,199 shares of Issuer Common Stock.

(b)(c)(d)(e)(f)(g)(h)(i) and (j) are inapplicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  The Reporting Person beneficially owns an aggregate of 3,581,199 shares of Issuer Common Stock, constituting 14.10% of the total class.

     (b)  The Reporting Person has sole voting power and sole dispositive power as to 3,581,199 shares of Issuer Common Stock.

     (c)  Other than as provided herein, no transactions in the Issuer Common Stock were effected during the past sixty days by the Reporting Person or the Reporting Entity.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.	CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

Page 5 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(i)	Asset Purchase Agreement, dated as of August 29, 2000, among iGo Corporation, a Delaware corporation, XMP Acquisition Corp., a California corporation and a wholly-owned subsidiary of iGo corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, previously filed with the Commission on September 11, 2000).

(ii)	Depository Agreement, dated as of August 29, 2000, among U.S. Stock Transfer Corporation, iGo Corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc. (Incorporated by reference to the Reporting Entity’s and Reporting Person’s Schedule 13D, previously filed with the Commission on September 8, 2000).

Page 6 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2002

XMicro Holding Company f.k.a. Xtend Micro Products, Inc., a California corporation

/s/ Mark N. Rapparport

By: Mark N. Rapparport Its: President and Secretary

/s/ Mark N. Rapparport

Mark N. Rapparport, an individual

Page 7 of 8 Pages

EXHIBIT INDEX

(i)	Asset Purchase Agreement, dated as of August 29, 2000, among iGo Corporation, a Delaware corporation, XMP Acquisition Corp., a California corporation and a wholly-owned subsidiary of iGo corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, previously filed with the Commission on September 11, 2000).

(ii)	Depository Agreement, dated as of August 29, 2000, among U.S. Stock Transfer Corporation, iGo Corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc. (Incorporated by reference to the Reporting Entity’s and Reporting Person’s Schedule 13D, previously filed with the Commission on September 8, 2000).

Page 8 of 8 Pages